

January 3, 2012

Via E-mail
Mr. Leonardo Porciúncula Gomes Pereira
Chief Financial Officer
GOL Intelligent Airlines Inc.
R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

> **Re:** **GOL Intelligent Airlines Inc.**
> **Form 20-F for the year ended December 31, 2010**
> **Filed April 8, 2011**
> **File No. 001-32221**

Dear Mr. Pereira:

We have reviewed your response dated December 22, 2011and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Report on Form 6-K filed on May 2, 2011
Report on Form 6-K filed on May 11, 2011

1. We note your response to our prior comment five. Given your net earnings of R31,930 for the quarter ended March 31, 2011, each adjustment appears to be somewhat material in relation to your results for this quarterly period. As a result, please include disclosure of each adjustment in the notes to financial statements included in your annual report on Form 20-F for the year ended December 31, 2011. Your disclosure should clearly explain each adjustment in a level of detail similar to that provided in your response.

2. Furthermore, we note from footnote one of your response that you were unable to determine if the adjustment of R56,670 related to the current or prior periods. Given that the implementation of the new system began in first quarter 2011, it appears as though such adjustment was accumulated from prior years and should be accounted for as the correction of an error pursuant to the guidance in IAS 8. Please revise your financial statements to reflect the correction of this error in the 2011 financial statements included in your Annual Report on Form 20-F for the year ended December 31, 2011 or explain why you do not believe this is required. We may have further comment upon review of your response.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief